August 11, 2025

Lim Heng Hai
Chief Executive Officer
TechCreate Group Limited
336 Smith Street, #06-303, New Bridge Centre
Singapore 050336

       Re: TechCreate Group Limited
           Registration Statement on Form F-1
           Filed July 29, 2025
           File No. 333-289030
Dear Lim Heng Hai:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Dilution, page 51

1. Please clarify how you determined that $3.96 represents the amount of dilution in net tangible book value to new investors in this offering. In this respect, explain why the amount of dilution in net tangible book value to new investors in this offering does not represent the $4.50 assumed initial public offering price per Class A Ordinary
       Share less the $0.47 pro forma net tangible book value per Class A Ordinary Share after giving effect to the conversion of your preferred shares. As part of your response, explain your reference to the conversion of preferred shares. In addition, please disclose the amount of underwriter discounts and commissions being charged against the proceeds. Please also explain why the pro forma net tangible book value amount presented in this table does not agree to the amount presented in the
       Capitalization table.
 August 11, 2025
Page 2
2. Please revise your disclosures to separately present the increase in pro forma net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. We refer you to Item 506(b) of Regulation S-K.
3. We note the table summarizing, on a pro forma as adjusted basis as of December 31,
       2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from you, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. Please explain how you determined the total consideration paid by existing shareholders. In this respect,
       $647,752 appears to represent your net tangible book value or shareholders' equity as of December 31, 2024. In addition, explain why you present a total average price per ordinary share ($0.60) for existing and new investors.
Signatures, page II-5

4. Please revise to include the signature of your controller or principal accounting officer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Meng Ding